Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
__________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 19, 2018
__________________

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am (Israel time) on Tuesday, June 19, 2018, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel (the telephone number at that address is +972-3-539-1444). At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	to re-elect four (4) directors for terms expiring at our 2019 Annual General Meeting of Shareholders;

2.	to approve the terms of employment of Mr. Dror Sharon, our appointed Chief Executive Officer; and

3.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017, will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 18, 2018 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 18, 2018, or which appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposal no. 2.  In order to approve the proposal, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Yehud, Israel
May 18, 2018

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
__________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 19, 2018
__________________

                This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am (Israel time) on Tuesday, June 19, 2018, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about May 22, 2018.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	to re-elect four (4) directors for terms expiring at our 2019 Annual General Meeting of Shareholders;

2.	to approve the terms of employment of Mr. Dror Sharon, our appointed Chief Executive Officer; and

3.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services;

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017, will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on May 18, 2018 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

As of May 15, 2018, we had 23,042,852 ordinary shares outstanding.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so at least forty-eight (48) hours prior to the appointed time of the Meeting.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

                If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

                If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (⅓) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A Meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened Meeting, the required quorum consists of any two shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposal no. 2.  In order to approve the proposal, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Cost of Soliciting Votes for the Annual Meeting

                We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the “Investors’ Relations” section of our website at www.magalsecurity.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of May 15, 2018, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and

•	all of our executive officers and directors as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of ordinary shares outstanding as of May 15, 2018 and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of May 15, 2018.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 23,042,852 ordinary shares outstanding as of May 15, 2018.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through May 15, 2018 and information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is Magal Security Systems Ltd., P.O. Box 70, Industrial Zone, Yehud 5621617, Israel.

Name	Number of Shares	Percentage
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	20.2%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.6%
Grace & White, Inc. (2).	1,415,703	6.1%
All directors and executive officers as group (15 persons) (3).	119,831	( *)
_____________
* Less than 1%

(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based upon a Schedule 13G/A filed with the SEC on February 1, 2018 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser. The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

(3)
Consists of (i) 13,925 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 105,906 ordinary shares issuable upon the exercise of currently exercisable options or options that vest within 60 days of May 15, 2018.

The annual compensation earned during 2017 by our five most highly-compensated senior office holders is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 28, 2018, a copy of which is available on our website at www.magalsecurity.com.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

You are being asked to reelect the following directors: Gillon Beck, Ron Ben-Haim, Jacob Berman and Avraham Bigger.

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of six (6) directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. The term of office of our external directors, Ms. Liza Singer and Mr. Moshe Tsabari, will expire in August 2019 and October 2020, respectively.

You are being asked to reelect our four current directors who are not external directors.  If all of our Board of Directors’ nominees are elected, the foregoing four directors will continue to serve as directors following the Meeting in addition to the external directors.  Each director who is elected at the Meeting will serve until next year’s annual general meeting of our shareholders and until their successors are elected and qualified. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our external directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the size and special needs of the company.

Biographical information concerning each of the nominees is set forth below:

Gillon Beck (57) has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of Directors of Ham-Let (Israel-Canada) Ltd. (TASE), Overseas Commerce Ltd. (TASE) and Bet Shemesh Engines Ltd., (TASE) Chairman of the Board of Directors of ImageSat NV, and Chairman of Inrom Industries, Ltd., Rivulis Plastro Ltd and Oxygen&Argon Works Ltd. Mr. Beck also serves as a member of the Board of Directors of Inrom Construction Material Ltd (TASE), Unitronics Ltd (TASE) and Orbit Technologies Ltd (TASE). During the past five years, Mr. Beck had served as a member of the Board of Directors of Ormat Industries Ltd. (TASE, NYSE). From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading companyand from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology and a M.B.A. degree in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim (48) has served as a director since September 2014. Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of Hadera Papers Ltd. (TASE), Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE), Nirlat Paints Ltd., Alony Ltd. [confirm full name], Overseas Commerce, Ltd. (TASE), Orbit TechnologiesLtd. (TASE)and TAT Technologies Ltd. (TASE, NASDAQ). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Medtechnica, Ltd. (TASE), Ginegar Plastic Products, Ltd. (TASE), Raval Acs, Ltd. (TASE), Merhav Ceramic and Building Materials Center, Ltd. (TASE) and Ophir Optronics, Ltd. (TASE). Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Jacob Berman (70) has served as a director since November 2013.  Since November 2014, Mr. Berman serves as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. (NASDAQ). Previously, Mr. Berman was the founder, President and CEO of Commercial Bank of New York.

Avraham Bigger (71) has served as a director since September 2014. Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as a board member of Migdal Insurance, chairman of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and president of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd. (now known as [insert new name]), Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel  Industries Ltd. (TASE), the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE) and  ELAL Israel Airlines Ltd. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

We are proposing to adopt the following resolutions:

RESOLVED, to reelect Gillon Beck to serve as a director on the Board of Directors of the Company until the 2019 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Ron Ben-Haim to serve as a director on the Board of Directors of the Company until the 2019 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Jacob Berman to serve as a director on the Board of Directors of the Company until the 2019 annual meeting of shareholders and until his successor is elected and qualified; and

FURTHER RESOLVED, to reelect Avraham Bigger to serve as a director on the Board of Directors of the Company until the 2019 annual meeting of shareholders and until his successor is elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

II.   APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. DROR SHARON
(Item 2 on the Proxy Card)

On April 12, 2018, we announced the appointment of Mr. Dror Sharon as our Chief Executive Officer. Mr. Sharon will commence his employment on June 24, 2018 (the “Effective Date”).

Mr. Sharon was appointed following a comprehensive search led by a search committee of the Board of Directors with the assistance of a professional search firm. Mr. Sharon is joining us following a successful career as President and CEO at Controp Precision Technology Ltd., a company specializing in developing, manufacturing and selling Electro Optical and Precision Motion Control Systems for the global defense and homeland security (HLS) markets. During Mr. Sharon’s tenure and under his leadership, Controp’s revenue grew significantly while maintaining high profit margins. Prior to that, Mr. Sharon served in various positions at Opgal Optronics Ltd., the last four years as its President and CEO. Mr. Sharon holds an MBA degree from Derby University, United Kingdom, and a B.Sc. degree in Mechanical Engineering (Dean’s award of excellence) from the Technion - Israel Institute of Technology, Haifa, Israel. The Board of Directors believes that Mr. Sharon's broad technological experience, proven leadership and business success particularly in the homeland security and defense field, makes him the right person to lead our company.

Under the Israeli Companies Law, any arrangement between the company and the Chief Executive Officer relating to his or her compensation as Chief Executive Officer or other position with the company must be in compliance with the company’s Compensation Policy for Office Holders (the “Compensation Policy”) and requires approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

The proposed compensation terms of Mr. Sharon were approved by the Compensation Committee and the Board of Directors, taking into account our compensation philosophy and objectives and the provisions of our Compensation Policy, that include, among others, the need to create a link between pay and performance and align the interests of the CEO with the interests of our company and its shareholders, as well as relevant benchmarks, internal fairness and market trends. The proposed terms of employment of Mr. Sharon are in compliance with our Compensation Policy.

Below is a summary of the key proposed terms of employment of Mr. Sharon:

Base Salary.  For the first twelve months of employment, Mr. Sharon will be entitled to a monthly gross base salary of NIS 85,000, which will thereafter increase to NIS 90,000.

Benefits. Mr. Sharon will be entitled to certain social benefits and perquisites (including those mandated by applicable law or granted to all senior employees of the company). Such benefits include 24 working days' vacation in each calendar year, up to 90 days paid sick leave (subject to the provisions of the applicable law), recuperation payments, contributions to the managers' insurance/pension fund (remuneration and severance) and contributions to the education fund. Mr. Sharon is also entitled to the use of a company car, a cellular phone, a daily newspaper and a laptop computer as well as other benefits and perquisites consistent with the Compensation Policy and our guidelines.

Annual Cash Bonus.  Mr. Sharon will be entitled to an annual cash bonus based on achievement of performance goals and objectives such as revenues, EBITDA and net profit set in the annual budget, as will be determined by the Board of Directors at the beginning of each calendar year (the “Annual Targets”).  To the extent that 85% of the Annual Targets in any applicable year are met, we will pay Mr. Sharon an annual bonus equal to five (5) base monthly salaries, which bonus will be increased on a linear basis to up to seven (7) base monthly salaries in the event that 115% of the Annual Targets are met. Notwithstanding the foregoing, the annual cash bonus will be payable to Mr. Sharon only if the mandatory threshold targets, as to be determined by Board of Directors at the beginning of each calendar year, are met. The annual cash bonus, to the extent earned, will be paid at such time and in such manner as provided by the Compensation Policy.

                In addition to the annual cash bonus, our Compensation Committee and the Board of Directors may resolve to pay Mr. Sharon, in their sole and absolute discretion, an additional bonus of up to three (3) base monthly salaries per calendar year, provided, however, that the total annual cash bonus payable to Mr. Sharon shall not exceed in the aggregate nine (9) base monthly salaries per calendar year.

If the company restates any of the financial data that was used in calculating any annual bonus, then the applicable annual bonus, (to the extent it is based on such restated financial data), will be recalculated using such restated data (the “Restated Bonus”). The balance between the original annual bonus and the Restated Bonus, if any, will be repaid to the company by Mr. Sharon in accordance with the provisions of the Compensation Policy.

Equity–Based Compensation. We will grant Mr. Sharon options to purchase 360,000 ordinary shares of the Company (the “Options”) in accordance with and subject to our 2010 Share Option Plan, pursuant to Section 102 of the Income Tax Ordinance under the “Capital Gain Route” (including “cashless exercise” provision). The Options will have an exercise price per share equal to the closing price of our ordinary shares as reported on NASDAQ at the Effective Date. The Options will vest in 3 annual equal installments, the first of which will vest at the second anniversary of the Effective Date, the second of which will vest at the third anniversary of the Effective Date and the third of which will vest at the fourth anniversary of the Effective Date. The Options will expire six (6) years after the grant date. Notwithstanding the above, the vesting of all unvested Options will be accelerated and they will become fully vested and exercisable as of immediately prior to the closing of the change of control of the Company.

Release, Indemnification and Insurance. As provided by the Compensation Policy and as previously approved by the shareholders, our company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and by our Articles of Association. In addition, our directors and executive officers are covered by directors' and officers' liability insurance policies. Mr. Sharon is similarly entitled to release, indemnification and insurance.

Termination Arrangement. Mr. Sharon and the company will each be entitled to terminate the employment agreement, for any reason, by giving six (6) months of prior written notice of such termination (the “Notice Period”), other than termination for cause that may be immediately effected by the company; provided, however, that neither the company not Mr. Sharon may terminate the agreement within the first six months following the consummation of a change of control of the company (other than termination for cause). We may waive the services of Mr. Sharon during the Notice Period or any part thereof, provided we pay him his base salary and benefits for the balance of the Notice Period.

General.  Mr. Sharon's employment agreement includes other customary provisions such as medical check-up and reimbursement of business expenses.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that the employment terms of Mr. Dror Sharon for his service as the Chief Executive Officer of the Company, as set forth in the Proxy Statement for the 2018 Annual General Meeting of Shareholders, are hereby approved and ratified.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the employment terms of Mr. Dror Sharon.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the matter, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the matter.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Magal, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

We first appointed Kost Levy & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2018 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2017, we paid Kost Forer Gabbay & Kasierer $262,000 for audit services, $86,000 for tax-related services and $12,000 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with the due diligence examination of potential acquisitions and the rights offering that we conducted during the year).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2018 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

                The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

IV. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2017 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2017, including the auditor’s report and consolidated financial statements for the year ended December 31, 2017, which was filed with the SEC on March 28, 2018, is available on our website at www.magalsecurity.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V. OTHER MATTERS

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2019 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to 17 Altalef Street, Industrial Zone, Yehud 5621617, Israel, Attn: V.P. General Counsel and Secretary, and must otherwise comply with the requirements of the Israeli Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than March 21, 2019), provided that if the date of the 2019 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2019 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2019 will include (1) the election or re-election of directors; (2) the election or re-election of an external director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2019 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2019 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Dated: May 18, 2018